15046895

ES
E COMMISSION
20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Christian Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10916 West Half Moon Pass
(No. and Street)

Littleton	CO	80127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Brode 303-279-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/15

OATH OR AFFIRMATION

I, Doug Brode, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Christian Financial Services LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADRIANNE M WALES
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144026854
MY COMMISSION EXPIRES 07/29/2018

Signature

CEO-Christian Financial Services LLC
Title

Notary Public

Subscribed and sworn to affirmed before me in the County of Jefferson
State of Colorado
this 24th day of Febuary of 2015
month year

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Christian Financial Services, LLC

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2014

CHRISTIAN FINANCIAL SERVICES, LLC
December 31, 2014

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Christian Financial Services, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Christian Financial Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Christian Financial Services, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Christian Financial Services, LLC financial statements. The Net Capital Computation is the responsibility of Christian Financial Services, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Christian Financial Services, LLC
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash In Bank	$	36,114.00
Accounts Receivable		2,000.00
Total Current Assets		38,114.00
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	38,114.00

The footnotes are an integral part of the financial statements.

Christian Financial Services, LLC
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

MEMBERS' EQUITY	
Members' Equity	38,114.00
Total Members' Equity	38,114.00
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 38,114.00

The footnotes are an integral part of the financial statements.

Christian Financial Services, LLC
STATEMENT OF INCOME

		12 Months Ended December 31, 2014
Revenues		
Underwriting fees	$	152,473.00
Total Revenues		152,473.00
Operating Expenses		
Floor brokerage, exchange, and c		141.00
Other expenses		3,465.00
Total Operating Expenses		3,606.00
Operating Income (Loss)		148,867.00
Net Income (Loss)	$	148,867.00

The footnotes are an integral part of the financial statements.

Christian Financial Services, LLC
STATEMENT OF MEMBERS' EQUITY

		12 Months Ended December 31, 2014
Beginning of Period	$	27,447.00
Plus: Net Income	$	148,867.00
Less: Member Distributions		(138,200.00)
MEMBERS' EQUITY END OF PERIOD	$	38,114.00

The footnotes are an integral part of the financial statements.

Christian Financial Services, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 148,867.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used In) operatıng activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	7,030.00
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	0.00
Total Adjustments	7,030.00
Net Cash Provided By (Used In) Operating Activities	155,897.00
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(138,200.00)
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(138,200.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,697.00
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	18,417.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 36,114.00

The footnotes are an integral part of the financial statements.

CHRISTIAN FINANCIAL SERVICES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2014	$ -	$ 25,447	$ 25,447
Net Income for the year ended December 31, 2014	-	148,867	$ 148,867
Member Contributions	-	-	$ -
Member Distributions	-	(138,200)	$ (138,200)
Prior Period Adjustment	-	-	$ -
Balance at December 31, 2014	$ -	$ 36,114	$ 36,114

The footnotes an are integral part of the financial statements.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Christian Financial Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Christian Financial Services, LLC (the "Company"), is a Colorado limited liability company organized on January 1, 2002. The Company is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operated primary in the Denver Metropolitan Area as an introducing broker under clearing agreements with other broker-dealers.

As a Colorado Limited Liability Company ("LLC"), the Company has the some of the attributes of a sole partnership, a general partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract of the member, much as a limited partnership. The member is protected from personal liability for the act of the LLC, much like a shareholder of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on a member for participating in the management of the LLC.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; variable annuities and mutual funds. .

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Mercury Securities, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 5, 2015 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

See accountant's audit report

Christian Financial Services, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 38,114.00
Nonallowable assets:		
Other Assets	0.00	
Fixed Assets	0.00	
Accounts receivable – other	2,000.00	(2,030.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 36,114.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 35,114.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 36,114.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	36,114.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Christian Financial Services, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The client is exempt under 15c3-3(k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Edward,

Please be advised that Christian Financial Services, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2014. Christian Financial Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Christian Financial Services, LLC's past business has been of similar nature and has complied to this exemption since its inception, (date)..

(Name), the president of Christian Financial Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Christian Financial Services, LLC's compliance with the this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.

Very truly yours,

Christian Financial Services, LLC
(Name)
President

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Christian Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Christian Financial Services, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Christian Financial Services, LLC stated that Christian Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Christian Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Christian Financial Services, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA